August 14, 2017
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Re: Global Water Resources, Inc.
Registration Statement on Form S-3
File No. 333- 219802
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Global Water Resources, Inc. (the “Registrant”) hereby requests that the above-referenced Registration Statement be declared effective by the Securities and Exchange Commission (the “Commission”) at 12:00 p.m., Eastern Time, on Tuesday, August 22, 2017, or as soon thereafter as practicable.

The Registrant hereby authorizes Michael M. Donahey, of Snell & Wilmer L.L.P., to orally modify or withdraw this request for acceleration.

By making this request for acceleration, the undersigned hereby acknowledges and accepts its responsibilities under the Act and that the disclosure in the filing is the responsibility of the Registrant. In this regard, the undersigned acknowledges that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3. the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Donahey at (602) 382-6381, or in his absence, Kevin Zen, of Snell & Wilmer L.L.P., at (714) 427-7411. The Registrant also respectfully requests a copy of the written order verifying the effective date.

[SIGNATURE PAGE FOLLOWS]

Global Water Resources, Inc. - Corporate Headquarters    Phone:     480-360-7775
21410 North 19th Avenue, Suite 220, Phoenix, AZ 85027    Fax:     844-232-3517
gwresources.com

Very truly yours,
GLOBAL WATER RESOURCES, INC.

By:    /s/ Michael J. Liebman
Name:     Michael J. Liebman

Title:	Chief Financial Officer

cc:	Michael M. Donahey, Esq.
Kevin Zen, Esq.
Snell & Wilmer L.L.P.

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